

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2011

Via E-mail
Stanley M. Bergman, Chief Executive Officer
Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747

> **Re:** **Henry Schein, Inc.**
> **Form 10-K for the Fiscal Year Ended December 25, 2010**
> **Filed February 22, 2011**
> **File No. 000-27078**

Dear Mr. Bergman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements
Management Discussion & Analysis, page 37

1. We note that you do not provide a discussion of cost of sales for each segment. Please add or expand your gross profit discussion to quantify and discuss the significant drivers of cost of sales. One of the primary objectives of MD&A is to give readers a view of the company through the eyes of management, and to do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. Please refer to Item 303(a) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. Please provide us with the text of your proposed disclosure to be included in future filings based on your MD&A as of December 31, 2010.

Notes to the Consolidated Financial Statements
Note 9 – Business Acquisitions, Discontinued Operations, Divestitures and Other Transactions
Acquisitions, page 79

2.   We note that you acquired a majority interest in Butler Animal Health Holding Company,
        LLC (BAHS) for $351.1 million effective December 31, 2009. We note that you
        contributed some assets, assumed debt and paid some cash to complete this acquisition.
        Please clarify the various components of the total consideration and which amounts were
        cash and non-cash and whether it was recorded at fair value. Please discuss if there was
        any contingent consideration. Please provide us with the text of your proposed disclosure
        to be included in future filings.

3.   We note your disclosure on page 46 that BAHS incurred approximately $320.0 million of
        debt (of which $37.5 million was provided by Henry Schein, Inc.) in connection with the
        acquisition of a majority interest in BAHS. Please reconcile this debt to the $200 million
        bank indebtedness in the allocation of the consideration for the acquisition on page 79.

4.   You state total consideration for the acquisition of BAHS included $96.1 million of value
        for noncontrolling interests. Please revise to disclose how this amount was computed and
        if it represents the fair value of the noncontrolling interest in the acquiree at the
        acquisition date and the valuation technique(s) and significant inputs used to measure the
        fair value of the noncontrolling interest as required by FASB 805-20-50-1(e). Please
        provide us with the text of your proposed disclosure to be included in future filings.

Note 15 - Segment and Geographic Data, page 92

5.   We note that you have aggregated four operating segments in your healthcare distribution
        reporting segment which represent 97% of your total revenues. Given the wide range of
        products categories being aggregated in this reportable segment (consumable products,
        small equipment, laboratory products, large equipment, equipment repair services,
        branded and generic pharmaceuticals, vaccines, surgical products, diagnostic tests,
        infection control products and vitamins for dental, medical and animal health), please
        help us understand how you have met the aggregation criteria in ASC 280-10-50-11.
        Please provide us with your analysis of the economic characteristics and trends for each
        of the last three fiscal years. Please include detailed explanations for any apparent
        differences in economic characteristics and trends. Explain why each of these differences
        would not be considered an indication of differences in economic characteristics between
        these operating segments and your basis for concluding that each difference was only
        temporary.

Exhibits

6.   We note that you have omitted various schedules, exhibits, and/or various attachments from Exhibits 4.1, 4.2, 10.28, 10.29, 10.32, and 10.33. We also note that Exhibits 4.1, 4.2 and 10.28 have not been filed in executed form. Please confirm that you will file Exhibits 4.1, 4.2, 10.28, 10.29, 10.32, and 10.33 in their entirety and in executed form with your next periodic report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Questions may be directed to Blaise Rhodes at (202) 551-3774 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 for accounting issues and Edwin S. Kim at (202) 551-3297 or me at (202) 551-3790 for all other issues.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director